SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Profire Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

74316X 101
(CUSIP Number)

Andrew Limpert
321 South 1250 West, #3
Lindon, Utah 84042
(801) 796-5127
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

February 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74316X 101

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
	Andrew Limpert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		4,155,150
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		4,155,150
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	4,155,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.2%

14.	Type of Reporting Person (See Instructions)
	IN

Item 1.  Security and Issuer

This Amendment No.2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Profire Energy, Inc. (the “Issuer”), which has its principal executive offices at 321 South 1250 West, #3, Lindon, Utah 84042.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person on December 3, 2007, as amended by Schedule 13D/A-1 filed by the Reporting Person with respect to the Issuer on October 1, 2008 (the “Schedule 13 D, as amended”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D, as amended.  Except as amended by this Amendment No. 2, all information contained in the Schedule 13D, as amended, is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief is true, complete and correct as of the date of this Amendment No. 2.

Item 4.  Purpose of Transaction

(a)	Pursuant to a divorce settlement agreement, the Reporting Person delivered 500,000 shares to his ex-wife.

(b)	Not applicable.

(c)	Not applicable.
(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Except as set forth in this Amendment No. 2, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Amendment No. 2.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person owns 4,155,150 shares, or 9.2% of the outstanding Common Stock of the Issuer, based upon the 45,000,000 shares outstanding as of November 7, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

(b)
The Reporting Person has the sole power to vote or direct the vote of all of the 4,155,150 shares; and has shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of all of the 4,155,150 shares; and has shared power to dispose or direct the disposition of 0 shares.

(c)	Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person there are no contracts, arrangements understandings or relationships (legal or otherwise) among the person named in Item 2 of Schedule 13D, as amended, and between such person and any persons with respect to any securities of the Issuer other than as disclosed herein.  The information contained in Items 1, 4 and 5 of this Amendment No. 2 is incorporated herein by reference.

Item 7.  Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2011	By:	/s/ Andrew Limpert
Andrew Limpert